Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)	For the Six Months Ended June 30, 2013
Income before income from unconsolidated entities, income taxes, discontinued operations and noncontrolling interest	$240,750
Interest expense
Senior notes payable and other debt	162,452
Distributions from unconsolidated entities	3,723
Earnings	$406,925
Interest
Senior notes payable and other debt expense	$162,452
Interest capitalized	494
Fixed charges	$162,946

Ratio of Earnings to Fixed Charges	2.50